FORM 6-K

                 SECURITIES EXCHANGE COMMISSION

                      Washington, DC  20549

                Report of Foreign Private Issuer

              Pursuant to Rule 13a-16 of 15d-16 of

               The Securities Exchange Act of 1934

                 For the month of October, 2002.

                    MANHATTAN MINERALS CORP.
                     ----------------------
                       (Registrant's Name)

        350 - 885 Dunsmuir Street, Vancouver, BC  V6C 1N5
       --------------------------------------------------
            (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

             Form 20-F X         Form 40-F ________


[Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.


                    Yes ________        No  X


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____]




SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


                                   MANHATTAN MINERALS CORP.
                                   ------------------------
                                        (Registrant)

Date:  November 29, 2002

By: ______"Signed"__________
     Lawrence M. Glaser
     Chairman of the Board